As filed with the Securities and Exchange Commission on June 5, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FINAL AMENDMENT
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vishay Intertechnology, Inc.
 (Name of subject company (issuer))

Vishay Intertechnology, Inc.
 (Offeror)
(Names of filing persons (identifying status as
offeror, issuer or other person))

Liquid Yield Option™ Notes Due 2021 (Zero Coupon-Subordinated)
 (Title of class of securities)

928298AD0
 (CUSIP numbers of class of securities)

Richard N. Grubb	With copy to:
Chief Financial Officer	Abbe L. Dienstag, Esq.
Vishay Intertechnology, Inc.	Kramer Levin Naftalis & Frankel LLP
63 Lincoln Highway	1177 Avenue of the Americas
Malvern, Pennsylvania 19355-2143	New York, New York 10036
(610) 644-1300	(212) 715-9100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-l.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introduction

This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc. a Delaware corporation, with the Securities and Exchange Commission on May 3, 2006, and amended on May 9, 2006 and May 16, 2006.  The Schedule TO relates to the option of the holders of Vishay’s Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (“LYONs”) to require Vishay to purchase their LYONs on the purchase date of June 4, 2006.  The option was exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the Company Notice dated May 3, 2006, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to the Schedule TO. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between Vishay and The Bank of New York, as trustee.

Items 1 through 10.

Not applicable

Item 11.    Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

Completion of the Offer

The option expired at 5:00 p.m., New York City time, on June 2, 2006.  Holders of all of the LYONs (approximately $137.9 million accreted value) exercised the option to require Vishay to repurchase their notes.

The purchase price was paid in cash and funded with cash on-hand.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release dated June 5, 2006 (incorporated by reference to Exhibit 99 to Vishay’s current report on Form 8-K filed on June 5, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2006

VISHAY INTERTECHNOLOGY, INC

	By:	/s/ Richard N. Grubb

	Name:	Richard N. Grubb
	Title:	Executive Vice President, Treasurer and
Chief Financial Officer